UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
AVAYA HOLDINGS CORP.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
05351X101
(CUSIP Number)
John Marlow
RingCentral, Inc.
20 Davis Drive
Belmont, CA 94002
(650) 472-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 1, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05351X101

(1)	NAMES OF REPORTING PERSONS RingCentral, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON (see instructions) CO

Explanatory Note
This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on October 31, 2019 (as amended, the “Schedule 13D”), by RingCentral, Inc. (“RingCentral”) relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.
(a), (b), (c) and (f)
This Statement is filed by RingCentral, whose principal business is providing software-as-a-service solutions.
Attached as Annex 1 is a chart setting forth, with respect to each executive officer and director of RingCentral, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.
(d) Criminal Convictions
During the last five years, none of RingCentral nor, to the best of RingCentral’s knowledge, any person named on Annex 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Civil Proceedings
During the last five years, none of RingCentral nor, to the best of RingCentral’s knowledge, any person named on Annex 1, is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.
Item 4 of this Schedule 13D is hereby amended and supplemented as follows:
On May 1, 2023, the conditions to effectiveness of the Joint Prepackaged Plan of Reorganization for the Issuer and its Affiliate Debtors under Chapter 11 of the Bankruptcy Code (“Chapter 11”) (the “Plan”) were satisfied or waived and the Issuer emerged from Chapter 11. Upon effectiveness of the Plan, all previously issued and outstanding equity interest in the Issuer were cancelled.
As a result, the shares of Issuer’s Series A Convertible Preferred Stock previously held by RingCentral were cancelled, and RingCentral ceased to be the beneficial owner of any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.
Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 5.
(a) and (b)
This Amendment No. 2 is being filed on behalf of RingCentral to report that, as of May 1, 2023, RingCentral does not beneficially own any shares of Common Stock.

(c) Except as disclosed elsewhere in this Statement, none of RingCentral, nor, to the best of RingCentral’s knowledge without independent verification, any person named on Annex 1, effected any transactions in the shares of the Issuer in the last 60 days.
(d) To best of the knowledge of RingCentral, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer covered by this Statement.
(e) As of May 1, 2023, RingCentral ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 24, 2023

RINGCENTRAL, INC.

By:	/s/ John Marlow
Name:	John Marlow
Title:	Chief Administrative Officer, Senior Vice President, Corporate Development, General Counsel and Secretary

Annex 1
The following sets forth the name, position and principal occupation of each director and executive officer of RingCentral. Each director and executive officer is a citizen of the United States and the business address of each is c/o RingCentral, Inc., 20 Davis Drive, Belmont, CA 94002. To the best of RingCentral’s knowledge, other than as disclosed in this Statement, none of its directors or executive officers beneficially owns any shares of the Common Stock and none of its directors or executive officers has engaged in any transactions in the Common Stock during the past 60 days.

Executive Officers	Title
Vladimir Shmunis	Chief Executive Officer and Chairman of the Board of Directors
Mo Katibeh	President and Chief Operating Officer
Sonalee Parekh	Chief Financial Officer
John Marlow	Chief Administrative Officer, Senior Vice President, Corporate Development, General Counsel and Secretary
Vaibhav Agarwal	Deputy Chief Financial Officer

Directors	Principal Occupation
Mignon Clyburn	President, MLC Strategies, LLC
Arne Duncan	Managing Partner, Chicago CRED
Kenneth Goldman	Member of the Board of Directors of RingCentral
Tarek Robbiati	Executive Vice President, Chief Financial Officer of Hewlett Packard Enterprise Co.
Robert Theis	General Partner, Chief Investment Officer of World Innovation Lab
Allan Thygesen	Chief Executive Officer at DocuSign, Inc.
Neil Williams	Member of the Board of Directors of RingCentral